Exhibit 3.19

CERTIFICATE OF FORMATION

OF

GLOBAL ENGINE MANUFACTURING ALLIANCE LLC

1.	The name of the limited liability company is:

Global Engine Manufacturing Alliance LLC

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.	The purpose for which it is formed is to engage in an activity within the purposes for which a limited liability company may be formed under the Delaware Limited Liability Company Act.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Global Engine Manufacturing Alliance LLC on behalf of the Member this 25 day of March, 2003.

DaimlerChrysler Corporation, the Member

/s/ Holly E. Leese
Name: Holly E. Leese Title: Assistant Secretary